FTAC Hera Acquisition Corp.

2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870

March 1, 2021

VIA EDGAR

Jonathan Burr

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	FTAC Hera Acquisition Corp. Registration Statement on Form S-1 Filed February 1, 2021, as amended File No. 333-252605

Dear Mr. Burr:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FTAC Hera Acquisition Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00PM eastern time on March 3, 2021, or as soon as practicable thereafter.

Very truly yours,

/s/ Daniel G. Cohen
Daniel G. Cohen Chief Executive Officer

cc:	Davis Polk & Wardwell LLP